Filed pursuant to Rule 424(b)(3)
Registration No. 333-151532

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.
SUPPLEMENT NO. 2 DATED SEPTEMBER 8, 2011
TO PROSPECTUS DATED MAY 2, 2011

This prospectus supplement (“Supplement No. 2”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company,” “we” or “us”) dated May 2, 2011 (the “Prospectus”), as supplemented by Supplement No. 1, dated July 8, 2011 (“Supplement No. 1”). This Supplement No. 2 consolidates, supersedes and replaces Supplement No. 1 and should be read in conjunction with the Prospectus. This Supplement No. 2 forms a part of, and must be accompanied by, the Prospectus.

The primary purposes of this Supplement No. 2 are to:

1.	Describe the current status of the offering;
2.	Disclose that ICON Securities Corp. (“ICON Securities”) has become the dealer manager of the offering pursuant to an assignment and amendment of the Dealer Manager Agreement between us and Lightstone Securities;
3.	Update regarding recent adverse business developments affecting the sponsor’s prior program and non-program properties;
4.	Update and clarify our plan of distribution; and
5.	Incorporate by reference our reports filed under the Securities Exchange Act of 1934, as amended, between the date of the Prospectus and the date hereof.

Current Status of the Offering

As of July 31, 2011, we had received aggregate gross offering proceeds of $39.3 million from the sale of 3.9 million shares, representing net proceeds to us of $31.5 million.

As of July 31, 2011, we had received requests to redeem approximately 34,500 common shares pursuant to our share repurchase program. We redeemed 100% of the redemption requests at an average price per share of $9.00 per share. We funded share redemptions for the periods noted above from the cumulative proceeds of the sale of our common shares pursuant to our distribution reinvestment plan and from our operating funds.

Compensation Paid to Affiliates and certain Non-Affiliates

As of July 31, 2011, we had paid and/or accrued the following fees in connection with the offering: (i) sales commissions to third parties in the amount of $2.7 million of which approximately $14,000 were accrued and not yet paid and (ii) dealer manager fees to affiliated parties in the amount of $2.1 million of which approximately $143,000 were accrued and not yet paid. Through July 31, 2011, organizational and offering expenses in the amount of $3.0 million were recorded of which approximately $292,000 were accrued and not yet paid.

The disclosure under the heading “Prospectus Summary — Terms of the Offering” beginning on page 1 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by replacing the disclosure in the first two paragraphs in its entirety with the following:

Terms of the Offering

We are offering a maximum of 51,000,000 shares of our common stock in this offering. We are offering these shares on a best efforts basis through the dealer manager at $10.00 per share, subject to volume discounts in some cases. An offering on a best efforts basis is one in which the securities dealers participating in the offering are under no obligation to purchase any of the securities being offered and, therefore, no specified number of securities are guaranteed to be sold and no specified amount of money is guaranteed to be raised from the offering. Assuming we sell 51,000,000 shares in this offering, the organization and offering expenses, including selling commissions and the dealer manager fee, are expected to be approximately $56,600,000. We have sold and will continue to sell subordinated general partner participation units in Lightstone Value Plus REIT II LP, our Operating Partnership, which we refer to as the “subordinated profits interests,” to Lightstone SLP II LLC. Our sponsor may elect to purchase subordinated profits interests with either cash or an interest in real property of equivalent value. The proceeds received from the cash sale of subordinated profits interests, if any, will be used to pay the dealer manager fees and selling commissions. If our sponsor elects to purchase subordinated profits interests with interests in properties, a majority of our Board of Directors (including a majority of our independent directors) will determine the value of the interest based on an appraisal obtained by a qualified independent real estate appraiser concerning the underlying property.

In order to fulfill its semi-annual commitment to purchase subordinated profits interests during the first half of 2011, Lightstone SLP II LLC purchased 2 subordinated profit interests for $0.2 million during the second quarter of 2011. On June 30, 2010 and December 29, 2010, respectively, through our Operating Partnership, we entered into Contribution Agreements with Lightstone Holdings LLC (“LGH”), a majority owned subsidiary of our sponsor, pursuant to which LGH contributed to our Operating Partnership 26.25% and 8.163% respectively of the equity interests in Brownmill LLC (“Brownmill”) in order to fulfill our sponsor’s commitment as described above. As a result, we have an aggregate 34.413% equity interest in Brownmill as of June 30, 2011.

The disclosure under the heading “Prospectus Summary — Wholesaling Agreement” beginning on page 3 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by replacing the disclosure in its entirety by the following:

Assignment and Amendment of Dealer-Manager Agreement

Effective July 8, 2011, ICON Securities became our dealer manager pursuant to the Assignment and Amendment of the Dealer Manager Agreement between us and Lightstone Securities. All references to the dealer manager in this prospectus will be deemed to refer to ICON Securities.

The disclosure under the heading “Prospectus Summary — Actual and Estimated Use of Proceeds of this Offering” beginning on page 8 of the Prospectus is hereby revised by replacing the disclosure in its entirety by the following:

Estimated Use of Proceeds of this Offering

The amounts listed in the table below represent our estimates concerning the use of the maximum offering proceeds under two scenarios. The table does not give effect to the sale of any shares of common stock under our distribution reinvestment program. Our estimates may not accurately reflect the actual receipt or application of the maximum offering proceeds.

The first estimated scenario, “Maximum Offering Amount,” assumes we sell the maximum of 51,000,000 shares in this offering at $10 per share. The second estimated scenario, “Maximum Offering Amount, Assuming Maximum Leverage,” assumes that we sell the maximum of 51,000,000 shares in this offering at $10 per share and that we maintain the maximum leverage of 75% of the aggregate fair market value of our properties.

We will pay all organization and other offering expenses in connection with this offering, except that we will use (i) the portion of the dealer manager fee that is not reallowed to participating broker dealers and (ii) the remaining proceeds from the sale of our subordinated profits interests to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross offering proceeds.

Additionally, for each of the estimated scenarios presented in the table we have not given effect to the following:

•	any special sales or volume discounts which could reduce selling commissions; or
•	that our sponsor may continue to elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests.

	Maximum Offering Amount	Percent	Maximum Offering Amount, Assuming Maximum Leverage	Percent
Gross offering proceeds	$510,000,000	100.00%	$510,000,000	100.00%
Less offering expenses
Selling commissions and dealer manager fee	$51,000,000	10.00%	$51,000,000	10.00%
Organization and other offering expenses	$5,600,000	1.10%	$5,600,000	1.10%
Amount available for investment before sale of subordinated profits interests to sponsor	$453,400,000	88.90%	$453,400,000	88.90%
Add proceeds from cash sale of subordinated profits interests to sponsor and contributions of property to the Operating Partnership	$51,000,000	10.00%	$51,000,000	10.00%
Total proceeds after cash sale of subordinated profits interests to sponsor to be contributed to the Operating Partnership	$504,400,000	98.90%	$504,400,000	98.90%
Less acquisition costs
Acquisition fees	$4,813,650	0.94%	$19,254,600	3.78%
Acquisition expenses	$2,280,150	0.45%	$6,080,400	1.19%
Less initial working capital reserves	$2,550,000	0.50%	$2,550,000	0.50%
Total proceeds available for investment	$494,756,200	97.01%	$476,515,000	93.43%

The disclosure under the heading “Prospectus Summary — Compensation” beginning on page 13 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby replaced in its entirety as follows:

Compensation

We pay our advisor, Property Managers, dealer manager, The Lightstone Group and their affiliates fees and reimburse certain expenses for services rendered to us. Outlined below are the most significant items of compensation. For a more complete explanation of the fees and expenses, as well as the restrictions on compensation, see the sections captioned “Compensation Table” and “Compensation Restrictions.”

•	Acquisition Fee: Our advisor will be paid an acquisition fee in an amount equal to 0.95% of the gross contract purchase price (including any mortgage assumed) of the property purchased. Our advisor will also be reimbursed for expenses incurred in connection with purchase of the property. The acquisition fee and expenses for any particular property, including amounts payable to affiliates, will not exceed, in the aggregate, 5% of the gross contractual purchase price (including any mortgage assumed) of the property acquired. From our inception through June 30, 2011, we incurred and paid approximately $232,000 of acquisition fees to our advisor. Assuming we achieve the maximum offering, we currently estimate that the acquisition fees paid to our advisor will be approximately $4.8 million, or $19.3 million with maximum leverage of 75%.
•	Property Management Fees: Our Property Managers and unaffiliated third party property managers have been and will continue to be paid monthly management fees of 5% of the gross revenues from our residential and retail properties, up to 4.5% of gross revenues from our office and industrial properties and up to 5% of revenues from our hotel properties. In addition, we may pay our Property Managers a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area. The actual amounts of future property management fees are dependent upon results of operations and, therefore, cannot be determined at the present time.
•	Asset Management Fee: Our advisor will be paid an asset management fee of 0.95% of average invested assets. Average invested assets means the average of the aggregate book value of our assets invested in equity interests in, and loans secured by, real estate before reserves for depreciation or bad debt or other similar non-cash reserves. We will compute the average invested assets by taking the average of these book values at the end of each month during the quarter for which we are calculating the fee. From our date of inception through June 30, 2011, we incurred and paid approximately $221,000 of asset management fees to our advisor. The actual amount of the future asset management fees depends on the cost of the average invested assets at the time and, therefore, cannot be determined at the present time.
•	Distributions From Operating Cash Flow to Lightstone SLP II LLC:
•	We will first distribute cash available for distribution to the holders of our common stock until these holders have received distributions equal to a cumulative non-compounded return of 7% per year on their net investment. “Net investment” refers to $10 per share, less a pro rata share of any proceeds received from the sale or refinancing of properties. Until this 7% threshold is reached, our Operating Partnership will not pay to Lightstone SLP II LLC any distributions with respect to the subordinated profits interests. After the first 7% threshold is reached, our Operating Partnership will make all of its distributions to Lightstone SLP II LLC until that entity receives an amount equal to a cumulative non-compounded return of 7% per year on the price of the subordinated profits interests. Commencing with the quarter ended December 31, 2009, our Board of Directors has declared regular quarterly distributions at the Annualized Distribution Rate. Because the Annualized Distribution Rate equals a 6.5% annualized rate based on the share price of $10.00, no distributions have been made to Lightstone SLP II LLC with respect to subordinated profits interests.
•	After this second 7% threshold is reached and until the holders of our common stock have received distributions in an amount equal to a cumulative non-compounded return of 12% per year on their net investment (including, for the purpose of the calculation of such amount, the amounts equaling a 7% return on their net investment described in immediately preceding paragraph), 70% of the aggregate amount of any additional distributions by our Operating Partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the operating partnership’s operating agreement), which we will distribute to the holders of our common stock, and 30% of such amount will be payable by our Operating Partnership to Lightstone SLP II LLC. After this 12% threshold is reached, 60% of the aggregate amount of any additional distributions by our Operating Partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the operating partnership’s operating agreement), which we will distribute to the holders of our common stock, and 40% of such amount will be payable by our Operating Partnership to Lightstone SLP II LLC.
•	Liquidation Distributions to Lightstone SLP II LLC:
•	Distributions in connection with our liquidation will be made initially to us, which we will distribute to holders of our common stock, until these holders have received liquidation distributions equal to their initial investment plus a cumulative non-compounded return of 7% per year on their net investment. “Net investment” refers to $10 per share, less a pro rata share of any proceeds received from the sale or refinancing of properties. Until this initial investment plus 7% threshold is reached, our Operating Partnership will not pay to Lightstone SLP II LLC any special liquidation distribution in connection with our liquidation. After the first 7%

threshold is reached, Lightstone SLP II LLC will receive special liquidation distributions with respect to the purchase price of the subordinated profits interests that it received in exchange for agreeing to pay dealer manager fees and selling commissions until it receives an amount equal to the purchase price of the subordinated profits interests plus a cumulative non-compounded return of 7% per year on the purchase price of those interests.
•	After this second 7% threshold is reached and until the holders of our common stock have received an amount equal to their initial investment plus a cumulative non-compounded return of 12% per year on their net investment (“net investment” refers to $10 per share, less a pro rata share of any proceeds received from the sale or refinancing of properties) (including, for the purpose of the calculation of such amount, the amounts described in paragraph (i) of this section), 70% of the aggregate amount of any additional distributions by our Operating Partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the Operating Partnership’s operating agreement), which we will distribute to the holders of our common stock, and 30% of such amount will be payable by our Operating Partnership to Lightstone SLP II LLC.
•	After this 12% threshold is reached, 60% of the aggregate amount of any additional distributions by our Operating Partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the Operating Partnership’s operating agreement), which we will distribute to the holders of our common stock, and 40% of such amount will be payable by our Operating Partnership to Lightstone SLP II LLC.

There are also a number of other smaller items of compensation and expense reimbursement that our advisor, our sponsor or any of our sponsor’s affiliates may receive. The table set forth below briefly outlines certain additional fees in connection with the offering, but should not be relied on as a complete description of all the terms of all of such fees. For a more complete explanation of the fees and expenses, please see the section of this prospectus captioned “Compensation Table.”

Type of Compensation and Recipient	Method of Compensation	Actual and Estimated Maximum Dollar Amount
Organizational and Offering Stage
Selling commissions paid to participating broker-dealers and dealer manager fees paid to ICON Securities.	Up to 7% of gross offering proceeds for commissions paid to participating broker-dealers.	We have incurred approximately $2.7 million of selling commissions from our inception through June 30, 2011. We currently estimate selling commissions of approximately $35.7 million if the maximum offering is sold.
	Up to 3% of gross offering proceeds before reallowance to participating broker-dealers. ICON Securities, in its sole discretion, may reallow all or any portion of its dealer manager fee of up to 3% of the gross offering proceeds to be paid to such participating broker-dealers.	We have incurred approximately $2.1 million of dealer manager fees from our inception through June 30, 2011. We currently estimate dealer manager fees of approximately $15.3 million if the maximum offering is sold.
We have sold and will continue to sell subordinated profits interests of our Operating Partnership to Lightstone SLP II LLC and will use the cash sale proceeds, if any, to pay selling commissions and dealer manager fees.

Type of Compensation and Recipient	Method of Compensation	Actual and Estimated Maximum Dollar Amount
Organization and other offering expenses.	We will pay all organization and other offering expenses in connection with this offering, except we will use the proceeds from (i) the portion of dealer manager fee that is not reallowed to participating broker dealers and (ii) the cash sale of our subordinated profits interests, if any, to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross proceeds.	From our inception through June 30, 2011, we incurred and paid approximately $2.9 million of organization and other offering expenses, including approximately $1.7 million of reimbursements to our advisor. We currently estimate organization and other offering expenses of approximately $5.6 million if the maximum offering is sold.
If the selling commissions and dealer manager fees exceed 10% of the proceeds raised in the offering and, due to unforeseen circumstances the offering abruptly terminates after receiving the minimum subscription proceeds, the excess will be paid by the dealer manager without recourse to us.

The selling commissions paid to unaffiliated broker-dealers and the dealer manager fee are unsubordinated payments that we are contractually obligated to make regardless of our sale of the subordinated profits interests. In a separate agreement Lightstone SLP II LLC has committed to purchase subordinated profits interests semiannually at a price of $100,000 for each $1,000,000 in subscriptions that we accept until the earlier of (i) we achieve the maximum offering or (ii) the offering expires February 17, 2012. Our sponsor may elect to purchase subordinated profits interests for cash or may contribute interests in real property of equivalent value. The proceeds received from the cash sale of subordinated profits interests, if any, will be used to pay the dealer manager fees and selling commissions. If our sponsor elects to purchase subordinated profits interests with interests in real properties, a majority of our Board of Directors (including a majority of our independent directors) will determine the value of the interest based on an appraisal obtained by a qualified independent real estate appraiser concerning the underlying value of the property. If our sponsor elects to contribute interests in real property in exchange for subordinated profits interests, we would own real property interests valued at the time of contribution at $51,000,000 if we achieve the maximum offering, in each case without paying any acquisition fees or acquisition expenses. Any subordinated profits interests purchased with the sponsor’s interest in real property may have property level secured indebtedness to which our purchase may be subject. In determining the value of such interests, the Board of Directors will consider our individual and portfolio leverage limitations, the maturity date and interest rate of any such indebtedness and the current state of the real estate debt markets at the time of such purchase in determining the value of such property.

In consideration of its purchase of subordinated profits interests, Lightstone SLP II LLC will receive an interest in our regular and liquidation distributions. See “Compensation Table — Subordinated Payments.” These distributions to Lightstone SLP II LLC are always subordinated to our stockholders’ receipt of a stated preferred return and are unrelated to the payments to our dealer manager and unaffiliated soliciting dealers discussed above.

The “Actual and Estimated Use of Proceeds of this Offering” section beginning on page 82 of the Prospectus is hereby replaced in its entirety as follows:

ESTIMATED USE OF PROCEEDS OF THIS OFFERING

The amounts listed in the table below represent estimates concerning the use of the maximum offering proceeds under two scenarios. The table amounts do not give effect to the sale of any shares of common stock under our distribution reinvestment program. Our estimates may not accurately reflect the actual receipt or application of the maximum offering proceeds.

The first estimated scenario, the “Maximum Offering Amount,” assumes we sell the maximum of 51,000,000 shares in this offering at $10 per share. The second estimated scenario, the “Maximum Offering Amount, Assuming Maximum Leverage,” assumes that we sell the maximum of 51,000,000 shares in this offering at $10 per share and that we maintain the maximum leverage of 75% of the aggregate fair market value of our properties.

We will pay all organization and other offering expenses in connection with this offering, except that we will use (i) the portion of the dealer manager fee that is not reallowed to participating broker dealers and (ii) the remaining proceeds from the sale of our subordinated profits interests to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross offering proceeds.

Additionally, for each of the estimated scenarios presented in the table we have not given effect to the following:

•	any special sales or volume discounts which could reduce selling commissions; or
•	that our sponsor may continue to elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests.

	Maximum Offering Amount	Percent	Maximum Offering Amount, Assuming Maximum Leverage	Percent
Gross offering proceeds	$510,000,000	100.00%	$510,000,000	100.00%
Less offering expenses(1)
Selling commissions and dealer manager fee(2)	$51,000,000	10.00%	$51,000,000	10.00%
Organization and other offering expenses(2)	$5,600,000	1.10%	$5,600,000	1.10%
Amount available for investment before sale of subordinated profits interests to sponsor(3)	$453,400,000	88.90%	$453,400,000	88.90%
Proceeds from cash sale of subordinated profits interests to sponsor and contributions of property to the Operating Partnership	$51,000,000	10.00%	$51,000,000	10.00%
Total proceeds after sale of subordinated profits interests to sponsor to be contributed to the Operating Partnership	$504,400,000	98.90%	$504,400,000	98.90%
Less acquisition costs
Acquisition fees(4)	$4,813,650	0.94%	$19,254,600	3.78%
Acquisition expenses(5)	$2,280,150	0.45%	$6,080,400	1.19%
Less initial working capital reserves	$2,550,000	0.50%	$2,550,000	0.50%
Total proceeds available for investment(6)(7)	$494,756,200	97.01%	$476,515,000	93.43%

(1)	All dealer manager fees and selling commissions will be paid with the proceeds from the sale of subordinated profits interests to Lightstone SLP II LLC, if our sponsor elects to purchase subordinated profits interests for cash. Lightstone SLP II LLC will purchase subordinated profits interests of our Operating Partnership at a cost of $100,000 per unit, the purchase price of which will be repaid only after stockholders receive a stated preferred return and their net investment. These subordinated profits interests will also entitle Lightstone SLP II LLC to a portion of any regular distributions made by the Operating Partnership, but only if our stockholders receive a 7% preferred return. Our sponsor will pay the dealer manager fees and selling commissions to the extent that such fees and commissions exceed the proceeds from the sale of the subordinated profits interests to Lightstone SLP II LLC. From our inception through June 30, 2011, our sponsor elected to contribute equity interests totaling 34.413% in Brownmill in exchange for 33 subordinated profits interests with aggregate value of $3.3 million and in order to fulfill its semi-annual commitment to purchase subordinated profits interests during the first half of 2011, Lightstone SLP II LLC purchased 2 subordinated profit interests for $0.2 million during the second quarter of 2011. Our sponsor may continue to elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests. We will pay dealer manager fees and selling commissions with proceeds from this offering to the extent that our sponsor elects to contribute interests in real property in exchange for subordinated profits interests.
(2)	Includes selling commissions generally equal to 7% of aggregate gross offering proceeds and a dealer manager fee equal to 3% of aggregate gross offering proceeds and the payment of all organization and other offering expenses of approximately 1.10% of aggregate gross offering proceeds. See “Plan of Distribution — Volume Discounts” for a description of volume discounts. From our inception through June 30, 2011, we incurred and paid approximately $2.9 million of organization and other offering expenses. We currently expect to incur approximately $5.6 million of organization and other offering expenses, if we achieve the maximum offering. We expect a portion of these fees to be paid with the portion of the dealer manager fee that is not reallowed to participating broker dealers. We pay selling commissions of up to 7% of gross offering proceeds to unaffiliated broker-dealers participating in this offering attributable to the amount of shares sold by them. In addition, ICON Securities may reallow all or any portion of its dealer manager fee to participating dealers in the aggregate amount of up to 3% of gross offering proceeds to be paid to such participating dealers as marketing fees, based upon such factors as the volume of sales of such participating dealers, the level of marketing support provided by such participating dealers and the assistance of such participating dealers in marketing the offering, or to reimburse representatives of such participating dealers for the costs and expenses of attending our educational conferences and seminars. Effective July 8, 2011, ICON Securities became the dealer manager of this offering. See “Management — Assignment and Amendment of Dealer Manager Agreement” section appearing elsewhere in this prospectus. The amount of selling commissions may be reduced under certain circumstances for volume discounts. See the “Plan of Distribution” section of this prospectus for a description of such provisions.
(3)	Until required in connection with the acquisition and development of properties, substantially all of the net proceeds of the offering and, thereafter, our working capital reserves may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our Board of Directors.
(4)	Acquisition fees do not include acquisition expenses. Acquisition fees exclude any construction fee paid to a person who is not our affiliate in connection with construction of a project after our acquisition of the property.
(5)	Acquisition expenses include legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real estate properties, whether or not acquired. For purposes of the estimated maximum amounts in this table, we have assumed expenses of 0.45% of average invested assets; however, expenses on a particular acquisition may be higher. Acquisition fees and expenses for any particular property will not exceed, in the aggregate, 5% of the gross contractual purchase price (including any mortgage assumed) of the property acquired.
(6)	We may pay distributions from offering proceeds if we have not generated sufficient cash flow from our operations to fund distributions. Our ability to pay regular distributions and the size of these distributions will depend upon a variety of factors. If we pay such distributions from offering proceeds then we will have less offering proceeds available for investment. From our inception through June 30, 2011, we have paid approximately $1.2 million out of offering proceeds to fund cash distributions to our shareholders. As we invest the offering proceeds, we believe that we will, over time, generate excess funds from operations to cover these distributions paid out of offering proceeds.

(7)	If our sponsor elects to contribute interests in real property of an equivalent value in lieu of cash, we will have less total proceeds available for investment. Assuming our sponsor does not purchase any subordinated profits interests with cash, the total proceeds available for investment will be approximately $444 million if we achieve the maximum offering and approximately $426 million if we achieve the maximum offering assuming maximum leverage. However, we would own real property interests valued at approximately $51.0 million at the time of contribution if we achieve the maximum offering without paying acquisition fees or acquisition expenses. From our inception through June 30, 2011, our sponsor elected to contribute equity interests totaling 34.413% in Brownmill in exchange for 33 subordinated profits interests with an aggregate value of $3.3 million and in order to fulfill its semi-annual commitment to purchase subordinated profits interests during the first half of 2011, Lightstone SLP II LLC purchased 2 subordinated profit interests for $0.2 million during the second quarter of 2011.

Organization and Other Offering Expenses

The term “organization and other offering expenses” in the Prospectus means the actual legal, accounting, printing and other accountable offering expenses, other than selling commissions and the dealer manager fee, including, but not limited to, amounts to reimburse our advisor for marketing, salaries and direct expenses of its employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock to be sold in connection with this offering, which shall include, but not be limited to, development of marketing materials and marketing presentations and coordinating generally the marketing process for this offering in addition to certain oversight costs. We will pay all organization and other offering expenses in connection with this offering, except we will use the proceeds from (i) the portion of the dealer manager fee that is not reallowed to participating broker dealers and (ii) the cash sale of our subordinated profits interests, if any, to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross proceeds.

The disclosure under the heading “Recent Adverse Business Developments — General” beginning on page 91 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by replacing the disclosure in the second paragraph in its entirety with the following:

After an analysis of these factors, taking into account the dislocation in the credit markets, the valuation of the affected assets, the increased costs of borrowing and the fact that certain properties are not generating sufficient cash flow to cover their fixed costs, the sponsor has elected to stop making payments on certain debt obligations for certain Program Properties and Non-Program Properties, as described below. The aggregate amount of these outstanding debt obligations is $3.8 million. Unless otherwise indicated, these loans are nonrecourse obligations. The sponsor believes that preservation of capital is paramount given the limited access to the credit markets and a global recession. These actions are not reflected in the performance data for the Program Properties and Non-Program Properties listed below. Because the sponsor’s outstanding defaults represent a small part of its portfolio and outstanding mortgage indebtedness, the sponsor does not anticipate any adverse effects as a result of these defaults. In the future, lenders may further tighten their lending standards and may require a larger equity contribution from the sponsor, but this effect likely will emanate from the prevailing market conditions and not from one default or a series of defaults from a borrower. The sponsor does not anticipate that it will resume payments on these debt obligations; however, the sponsor may negotiate the terms of the loans with the lenders and any decision to resume payments will be based on various considerations, including current market conditions, the amount of debt on the property, the property’s cash flows and interest expense. The sponsor does not anticipate investing in further capital improvements to these properties, which may result in the properties becoming less desirable to potential tenants. If the properties cannot retain existing tenants or attract new tenants, the cash flow generated from these properties will decline.

The disclosure under the heading “Recent Adverse Business Developments — Non-Program Properties” beginning on page 92 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by replacing the disclosure in the fifth paragraph in its entirety with the following:

The sponsor decided to stop infusing additional capital to fund the debt obligations on a mortgage loan secured by a four-property industrial portfolio located in Pennsylvania known as SFN PA Portfolio. The portfolio had been generating negative cash flows since 2006, and as a result the sponsor decided to discontinue its debt service payments on the mortgage loan beginning in July 2009. The outstanding principal balance on the loan was approximately $30.1 million as of December 2009. These four properties were sold in a sheriff’s sale between March 28, 2011 and June 1, 2011 thereby concluding the foreclosure process as a result of which the sponsor no longer has any ownership interests in these properties.

The disclosure under the heading “Prior Performance of Affiliates of Our Sponsor — Recent Adverse Business Developments — Non-Program Properties” beginning on page 0 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by inserting the following paragraph after the 6th paragraph:

The Sponsor declined to infuse additional capital to fund the debt obligations on a mortgage loan secured by two cross-collateralized apartment communities located in New York Mills, New York and South Glenn Falls, New York in the aggregate amount of approximately $3.65 million. The loan went into default on August 5, 2011, its maturity date. The loan is owed to GMAC Commercial Mortgage Corporation. The servicer issued a notice of default and is in the process of transferring the loan to special servicing. The Sponsor is in the process of obtaining replacement financing for these properties and anticipates continued ownership of them.

The disclosure under the heading “Prior Performance of Affiliates of Our Sponsor — Recent Adverse Business Developments — Additional Adverse Business Developments — Extended Stay Hotels” beginning on page 0 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by replacing the disclosure in the third paragraph in its entirety with the following:

Certain junior lenders that provided the mezzanine financing have brought actions in various venues claiming monetary damages against Extended Stay, the senior lenders, the sponsor and the other equity investors for, among other things, supporting the proposed restructuring plan. Several lenders have filed suit against the sponsor under the terms of the non-recourse carve-out guaranty agreement and for declaratory judgment and money damages in an amount exceeding $100 million. On July 14, 2011, a New York State Supreme Court granted summary judgment in favor of certain of these lenders. The Sponsor has filed a motion requesting that the Court reconsider its decision, and has also commenced the filing of an appeal to a higher court. These matters are still pending and any result is uncertain.

The disclosure under the heading “Recent Adverse Business Developments — Additional Adverse Business Developments — Extended Stay Hotels” beginning on page 0 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by inserting the following disclosure after the fourth paragraph:

The transaction pursuant to which Extended Stay emerged from bankruptcy discussed below included the appointment of a Litigation Trustee charged with pursuant claims in the name of Extended Stay for the benefit of its creditors. In June 2011, the Litigation Trustee filed a number of lawsuits against the seller, the buyer and the lending banks that were party to the original 2007 acquisition of Extended Stay, and most of its officers and directors. The lawsuits allege that the 2007 acquisition was a fraudulent conveyance and various breaches of fiduciary duty. David Lichtenstein, Peyton H. Owen, Jr., Bruno de Vinck and Joseph E. Teichman are all defendants in these suits. Each of the aforementioned defendants believe the suits to be entirely without merit and does not anticipate them to result in any loss.

The disclosure under the heading “Management – Our Dealer Manager” on page 107 of the Prospectus is hereby replaced in its entirety with the following:

MANAGEMENT

Our Dealer Manager

ICON Securities, our dealer manager, is registered under the applicable federal and state securities laws and is qualified to do business as a securities broker-dealer throughout the United States. It does not make sales directly to retail customers or maintain customer accounts. It is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and has qualified as a broker-dealer in all 50 states.

We will pay selling commissions of up to 7% of gross offering proceeds to participating broker-dealers. ICON Securities will provide wholesale marketing support in connection with this offering. We may also pay to ICON Securities a dealer manager fee of up to 3% of gross offering proceeds before reallowance to participating broker-dealers. ICON Securities, in its sole discretion, may reallow a portion of its dealer manager fee of up to 3% of the gross offering proceeds to be paid to such participating broker-dealers.

Set forth below is a table that demonstrates the approximate compensation that will be paid to our dealer manager.

	Per Unit	Maximum Cash Sales of Subordinated Profits Interests(1)	No Cash Sales of Subordinated Profits Interests
Price to public	$10.00	$510,000,000	$510,000,000
Selling commissions paid by us	(0.70)	(35,700,000)	(35,700,000)
Selling commissions funded using proceeds from sale of subordinated profits interests	0.70	35,700,000	—
Dealer manager fee paid by us	(0.30)	(15,300,000)	(15,300,000)
Dealer manager fee funded using cash proceeds from sale of subordinated profits interests(1)	0.24	12,000,000	—
Proceeds to Lightstone Value Plus Real Estate Investment Trust II, Inc.	$9.94	$506,700,000	$459,000,000

(1)	From our inception through June 30, 2011, our sponsor elected to contribute equity interests totaling 34.413% in Brownmill in exchange for 33 subordinated profits interests with an aggregate value of $3.3 million, respectively and in order to fulfill its semi-annual commitment to purchase subordinated profits interests during the first half of 2011, Lightstone SLP II LLC purchased 2 subordinated profit interests for $0.2 million during the second quarter of 2011. For purposes of estimating the dealer manager fees that will be funded using cash proceeds from the sale of subordinated profits interests, we are reflecting such non-cash activity through June 30, 2011 and assuming that our sponsor does not elect to continue to contribute interests in real property in lieu of cash in exchange for subordinated profits interests. However, our sponsor may continue to elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests in which case we will pay dealer manager fees and selling commissions with proceeds from this offering to the extent that our sponsor elects to contribute interests in real property in exchange for subordinated profits interests.

The disclosure under the heading “Management – Wholesaling Agreement” on page 108 of the Prospectus is hereby replaced in its entirety with the following:

Assignment and Amendment of Dealer Manager Agreement

Effective July 8, 2011, ICON Securities became our dealer manager pursuant to the Assignment and Amendment of the Dealer Manager Agreement between us and Lightstone Securities. All references to the dealer manager in this prospectus will be deemed to refer to ICON Securities.

The “Selected Financial Data” section beginning on page 142 of the Prospectus is superseded in its entirety as follows:

SELECTED FINANCIAL DATA

The following selected consolidated and combined financial data are qualified by reference to and should be read in conjunction with our Consolidated Financial Statements and Notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,		As of December 31, 2008 and for the Period April 28, 2008 (date of inception) through December 31,
	2011	2010	2010	2009	2008
	(Amounts in thousands, except per share data)
Operating Data:
Revenues	$1,628	$—	—	$—	$—
Net loss	(438)	(303)	(780)	(248)	—
Less: net income attributable to noncontrolling interest	(13)	—	—	—	—
Net loss applicable to Company’s common shares	(451)	(303)	(780)	(248)	—
Basic and diluted loss per Company’s common shares	(0.12)	(0.15)	(0.31)	(0.98)	—
Total distributions declared	1,195	248	1,631	157	—
Weighted average common shares outstanding – basic and diluted	3,710	1,960	2,540	255	—
Balance Sheet Data:
Total assets	$33,032	$22,649	$29,535	$10,395	$202
Long-term obligations	—	—	—	—	—
Company’s stockholder’s equity	27,121	18,667	24,919	7,557	200
Other financial data:
Funds from operations (FFO) attributable to Company’s common shares(1)	$(18)	$(190)	$(391)	$(248)	$—

(1)	We consider Funds from Operations, or FFO, a widely accepted and appropriate measure of performance for a REIT. FFO provides a non-GAAP supplemental measure to compare our performance and operations to other REIT’s. Due to certain unique operating characteristics of real estate companies, The National Association of Real Estate Investment Trusts, Inc. (NAREIT) has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustment for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition of computing FFO. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for reconciliation of FFO non-GAAP measurement to net loss applicable to common shares.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient.

We believe that FFO is helpful to stockholders and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year over year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which is not immediately apparent from net income. By providing FFO, we present information that reflects how our management analyzes our long-term operating activities.

The “Plan of Distribution” section beginning on page 204 of the Prospectus is hereby replaced in its entirety with the following:

PLAN OF DISTRIBUTION

General

We are offering a maximum of 51,000,000 shares of our common stock to the public through ICON Securities (our “dealer manager”), a registered broker-dealer. The shares are being offered at a price of $10.00 per share. All of the shares are being sold through our dealer manager, a registered broker-dealer, on a best-efforts basis. A “best-efforts” basis means that neither the dealer manager nor the soliciting dealers are under any obligation to purchase any of the shares being offered. Therefore, no specified number of shares is guaranteed to be sold and no specified amount of money is guaranteed to be raised from this offering. Our dealer manager may also engage third party soliciting dealers in connection with this offering.

This offering commenced April 24, 2009. Our offering was originally set to expire on February 17, 2011. However, as permitted by Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, on December 13, 2010, our Board of Directors approved an extension of our offering of up to 51,000,000 primary shares and up to 6,500,000 shares pursuant to our distribution reinvestment program until the earlier of the sale of all 57,500,000 shares or February 17, 2012. We reserve the right to reallocate the shares of common stock registered in this offering between the primary offering and the distribution reinvestment program. We may terminate this offering at any time.

Until we achieve the maximum offering, Lightstone SLP II LLC will purchase the subordinated profits interests of our Operating Partnership semiannually, at a cost of $100,000 per unit, the purchase price of which will be repaid only after stockholders receive a stated preferred return and their net investment. Lightstone SLP II LLC will be entitled to a portion of any regular distributions made by the operating partnership, but only after our stockholders receive a stated preferred return. Our sponsor has elected through June 30, 2011 and may in the future elect to purchase subordinated profits interests with cash or may contribute interests in real property of equivalent value. The proceeds received from the cash sale of subordinated profits interests, if any, will be used to pay dealer manager fees and selling commissions. If our sponsor elects to purchase subordinated profits interests with interests in real properties, a majority of our Board of Directors (including a majority of our independent directors) will determine the value of the interest based on an appraisal obtained by a qualified independent real estate appraiser concerning the underlying property. Any subordinated profits interests purchased with the sponsor’s interest in real property may have property level secured indebtedness to which our purchase may be subject. In determining the value of such interests, the Board of Directors will consider our individual and portfolio leverage limitations, the maturity date and interest rate of any such indebtedness and the current state of the real estate debt markets at the time of such purchase in determining the value of such property.

In order to fulfill our sponsor’s commitment as described above, on June 30, 2010 our sponsor elected to contribute a 26.25% equity interest in Brownmill in exchange for 25 subordinated profits interests with an aggregate value of approximately $2.5 million. On December 30, 2010, our sponsor elected to contribute an additional 8.163% equity interest in Brownmill in exchange for 8 subordinated profits interests with an aggregate value of approximately $0.8 million. As a result, we have an aggregate 34.413% equity interest in Brownmill LLC as of June 30, 2011. In order to fulfill its semi-annual commitment to purchase subordinated profits interests during the first half of 2011, Lightstone SLP II LLC purchased 2 subordinated profit interests for $0.2 million during the second quarter of 2011. See “Investment Objectives and Strategies — Specific Investments” section appearing elsewhere in this prospectus.

Factors Used to Determine Offering Price

Our Board of Directors determined the offering price of the common stock and such price bears no relationship to any established criteria for valuing issued or outstanding shares. It determined the offering price of our shares of common stock based primarily on the range of offering prices of other REITs that do not have a public trading market. In addition, our Board of Directors set the offering price of our shares at $10, a round number, in order to facilitate calculations relating to the offering price of our shares. However, the offering price of our shares of common stock may not reflect the price at which the shares may trade if they were listed on an exchange or actively traded by brokers, or the proceeds that a stockholder may receive if we were liquidated or dissolved.

Dealer Manager

ICON Securities Corp., member FINRA/SIPC, is based in New York, New York and serves as the exclusive dealer manager for this offering. ICON Securities’ sales, operational and executive management teams have extensive experience in financial services and provide expertise in product distribution, marketing and educational initiatives aimed at the direct investment industry. ICON Securities’ parent, ICON Capital Corp., is a minority owner in both our advisor and Lightstone SLP II, LLC.

Subscription Process

We are offering up to 51,000,000 shares of our common stock to the public through the dealer manager and the soliciting dealers, as our agents. The agreement between our dealer manager and the soliciting dealers requires the soliciting dealers to make diligent inquiries of you in order to find out whether a purchase of our common stock is suitable and appropriate for you, and to transmit promptly to us the completed subscription documentation and any supporting documentation we may reasonably require. In addition, our sponsor, our dealer manager and the soliciting dealers, as our agents, must make every reasonable effort to determine that the purchase of our shares is a suitable and appropriate investment for an investor. In making this determination, the soliciting dealers will rely on relevant information provided by the investor, including information as to the investor’s age, investment objectives, investment experience, income, net worth, financial situation, other investments, and any other pertinent information.

The dealer manager or a soliciting dealer is also required to deliver to you a copy of our final prospectus and its appendices. We plan to make this prospectus and the appendices available electronically to the dealer manager and the soliciting dealers, as well as to provide them paper copies. As a result, if the dealer manager or a soliciting dealer chooses to, with your prior consent, it may provide you with the option of receiving this prospectus and the appendices electronically. In any case, however, you may always receive a paper copy upon request.

Our common stock is being sold as subscriptions for the common stock which are received and accepted by us. We have the unconditional right to accept or reject your subscription. Your subscription will be accepted or rejected within 10 business days after our receipt of a fully completed copy of the subscription agreement and payment for the number of shares of common stock subscribed for. If we accept your subscription, a confirmation will be mailed to you not more than three business days after our acceptance. No sale of our common stock may be completed until at least five business days after the date you receive our final prospectus as filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, and, if required by state regulatory authorities, a copy of our organizational documents. If for any reason your subscription is rejected, your funds and your subscription agreement will be returned to you, without interest (unless we reject your subscription because we fail to achieve the minimum offering) or deduction, within 10 business days after receipt.

Representations and Warranties in the Subscription Agreement

The subscription agreement requires you to make the following factual representations:

•	Your tax identification number set forth in the subscription agreement is accurate and you are not subject to backup withholding;
•	You received a copy of our final prospectus not less than five business days prior to signing the subscription agreement;
•	You meet the minimum income, net worth and any other applicable suitability standards established for you;
•	You are purchasing our common stock for your own account; and
•	You acknowledge that our common stock is illiquid.

Each of the above representations is included in the subscription agreement in order to help satisfy our responsibility, which our broker dealers will undertake as our agents, to make every reasonable effort to determine that the purchase of our common stock is a suitable and appropriate investment for you and that appropriate income tax reporting information is obtained. We will not sell any common stock to you unless you are able to make the above factual representations by executing the subscription agreement. You must separately sign or initial each representation made in the subscription agreement and, except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

By executing the subscription agreement, you will not be waiving any rights under federal or state law.

Determination of Your Suitability as an Investor

We, our dealer manager, each soliciting dealer and our sponsor will make reasonable efforts to determine that you satisfy the suitability standards set forth herein and that an investment in our common stock is an appropriate investment for you. The soliciting dealers must determine whether you can reasonably benefit from this investment. In making this determination, the soliciting dealers will consider whether:

•	you have the capability of understanding fundamental aspects of our business based on your employment experience, education, access to advice from qualified sources such as attorneys, accountants and tax advisors and prior experience with investments of a similar nature;
•	you have an apparent understanding of:
•	the fundamental risks and possible financial hazards of this type of investment;
•	the fact that the shares are illiquid;
•	the role of our advisor in directing or managing your investment in our company;
•	the tax consequences of your investment; and
•	you have the financial capability to invest in our common stock.

By executing the subscription agreement, each soliciting dealer acknowledges its determination that our common stock is a suitable and appropriate investment for you. Each soliciting dealer is required to represent and warrant that it has complied with all applicable laws in determining the suitability of our common stock as an investment for you, which each will do in its capacity as our agent. We and our affiliates will coordinate the processes and procedures used by the dealer manager and the soliciting dealers and, where necessary, implement additional reviews and procedures to determine that you meet the suitability standards set forth in this prospectus.

Compensation We Will Pay for the Sale of Our Shares

You will not be responsible for any commissions on any sales of shares under this offering. Our Operating Partnership will issue subordinated profits interests to Lightstone SLP II LLC, which is majority owned and controlled by our sponsor, in exchange for an amount equal to 10% of the gross offering proceeds raised in this offering. If we raise the maximum $510,000,000, we expect to pay a total of $51,000,000 in selling commissions and in dealer manager fees. Our sponsor may elect to purchase subordinated profits interests with either cash or contributions of interests in real property of equivalent value. We cannot currently determine the value of these subordinated profits interests, which depends upon results of operations, but the initial sale price of each such unit will be $100,000. With the proceeds from the cash sale of the subordinated profits interests, we will pay commissions to the soliciting dealers and the dealer manager fee to our dealer manager.

All dealer manager fees and selling commissions will be paid with the proceeds from the sale of subordinated profits interests to Lightstone SLP II LLC if our sponsor elects to purchase subordinated profits interests for cash. Lightstone SLP II LLC will purchase subordinated profits interests of our Operating Partnership at a cost of $100,000 per unit, the purchase price of which will be repaid only after stockholders receive a stated preferred return and their net investment. These subordinated profits interests will also entitle Lightstone SLP II LLC to a portion of any regular distributions made by the Operating Partnership, but only if our stockholders receive a 7% preferred return. Our sponsor may elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests. We will pay dealer manager fees and selling commissions with proceeds from this offering to the extent that our sponsor elects to contribute interests in real property in exchange for subordinated profits interests. In order to fulfill our sponsor’s commitment as described above, through June 30, 2011 our sponsor has elected to contribute an aggregate 34.413% equity interest in Brownmill in exchange for 33 subordinated profits interests with an aggregate value of approximately $3.3 million. In order to fulfill its semi-annual commitment to purchase subordinated profits interests during the first half of 2011, Lightstone SLP II LLC purchased 2 subordinated profit interests for $0.2 million during the second quarter of 2011. See “Investment Objectives and Strategies — Specific Investments” section appearing elsewhere in this prospectus.

The subordinated profits interests entitle Lightstone SLP II LLC to certain distributions from our Operating Partnership. For a more detailed discussion of distribution apportionment, see “Operating Partnership Agreement — Subordinated Profits Interests.”

We will use the cash proceeds, if any, from the sale of subordinated profits interests to Lightstone SLP II LLC to pay all broker dealer fees and selling commissions. Accordingly, none of the payments described below will reduce the amount which we will invest to acquire property. Except for the special sales described later in this section, we will pay the dealer manager selling commissions of 7% on all of the shares of common stock sold. All of these selling commissions will be reallowed to soliciting dealers as compensation for their services in soliciting and obtaining subscriptions from you and other investors. Except for the special sales described later in this section, we will pay the dealer manager 3% of the gross offering proceeds in the form of a dealer manager fee as compensation for acting as the dealer manager and for expenses incurred in connection with marketing our shares, including participating in due diligence training seminars and educational conferences, and paying the employment costs of the dealer manager’s wholesalers. Out of its dealer manager fee, the dealer manager may pay salaries and commissions to its wholesalers of up to 3% of gross offering proceeds. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares. Generally, the dealer manager will not give any portion of the dealer manager fee to soliciting dealers unless they have a prescribed minimum annual sales volume of our common stock. Marketing and due diligence costs paid by the dealer manager on behalf of, or to, the soliciting dealers may be deducted from any portion of the dealer manager fee payable to the soliciting dealers.

Registered Investment Advisers and Bank Trust Departments

We will not pay any selling commissions in connection with the sale of shares to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may agree with their participating brokers to reduce the amount of selling commissions payable with respect to the sale of their shares down to zero (i) if the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or (ii) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the commissions payable in connection with such transaction. Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in our shares. In all events, the amount of the dealer manager fee and any services or other fee paid in connection with the sale of shares to investors whose contracts for investment advisor or related brokerage services include a fixed or wrap fee feature will not exceed 10% of the gross proceeds of the shares acquires by such investors.

Estimated Dealer Manager Compensation and Expenses

Set forth below is a table indicating the estimated dealer manager compensation and expenses that will be paid in connection with the offering.

	Per Unit Sold	Total Maximum
Selling commissions	$0.70	$35,700,000
Dealer manager fees	$0.30	$15,300,000
Total	$1.00	$51,000,000
	(before marketing and due diligence)

The dealer manager does not intend to be a market maker and so will not execute trades for selling stockholders.

Other Dealer Manager Commission Arrangements

No selling commissions or dealer manager fees are payable in connection with the purchase of shares under the distribution reinvestment program or the redemption of shares under the share repurchase program.

We will not pay selling commissions in connection with the following sales:

•	the sale of common stock to our employees, directors and associates and our affiliates, our advisor, affiliates of our advisor, the dealer manager or their respective officers and employees;
•	the sale of our common stock to one or more soliciting dealers and to their respective officers and employees and some of their respective affiliates who request and are entitled to purchase common stock net of selling commissions; and
•	the common stock credited to an investor as a result of a volume discount.

It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such advisor to advise you to purchase our common stock; however, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the common stock.

We will provide, on an annual basis, a per-share estimated value of our common stock, the method by which we developed such value and the date of the data we used to estimate such value, in accordance with the rules of FINRA.

Volume Discounts

We will offer a reduced share purchase price to “single purchasers” on orders of more than $250,000 and selling commissions paid to participating broker-dealers will be reduced by the amount of the share purchase price discount. The share purchase price will be reduced for each incremental share purchased in the total volume ranges set forth in the table below. The reduced purchase price will not affect the amount we receive for investment.

For a “Single Purchaser”	Purchase Price per Share for Incremental Share in Volume Discount Range	Selling Commission per Share for Incremental Share in Volume Discount Range
$2,000 – $250,000	$10.00	$0.70
250,001 – 500,000	9.85	0.55
500,001 – 750,000	9.70	0.40
750,001 – 1,000,000	9.60	0.30
1,000,001 – 5,000,000	9.50	0.20

Any reduction in the amount of the selling commissions in respect of volume discounts received will be credited to the investor in the form of additional shares. Selling commissions will not be paid on any shares issued for a volume discount.

As an example, a single purchaser would receive 50,380 shares rather than 50,000 shares for an investment of $500,000 and the selling commission would be $31,250. The discount would be calculated as follows: On the first $250,000 of the investment there would be no discount and the purchaser would receive 25,000 shares at $10 per share. On the remaining $250,000, the per share price would be $9.85 and the purchaser would receive 25,380 shares.

Selling commissions for purchases of $5,000,000 or more may, in our sole discretion, be reduced to $0.20 per share or less. In the event of a sale of $5,000,000 or more, we will supplement this prospectus to include: (i) the aggregate amount of the sale, (ii) the price per share paid by the purchaser and (iii) a statement that other investors wishing to purchase at least the amount described in (i) will pay no more per share than the initial purchaser.

Orders may be combined for the purpose of determining the total commissions payable with respect to applications made by a “single purchaser,” so long as all the combined purchases are made through the same soliciting dealer. The amount of total commissions thus computed will be apportioned pro rata among the individual orders on the basis of the respective amounts of the orders being combined. As used herein, the term “single purchaser” will include:

•	any person or entity, or persons or entities, acquiring shares as joint purchasers;
•	all profit-sharing, pension and other retirement trusts maintained by a given corporation, partnership or other entity;
•	all funds and foundations maintained by a given corporation, partnership or other entity; and
•	all profit-sharing, pension and other retirement trusts and all funds or foundations over which a designated bank or other trustee, person or entity (except an investment advisor registered under the Investment Advisers Act of 1940) exercises discretionary authority with respect to an investment in our company.

In the event a single purchaser described in the last four categories above wishes to have its orders so combined, that purchaser will be required to request the treatment in writing, which request must set forth the basis for the discount and identify the orders to be combined. Any request will be subject to our verification that all of the orders were made by a single purchaser.

Orders also may be combined for the purpose of determining the commissions payable in the case of orders by any purchaser described in any category above who, subsequent to its initial purchase of shares, orders additional shares. In this event, the commission payable with respect to the subsequent purchase of shares will equal the commission per share which would have been payable in accordance with the commission schedule set forth above if all purchases had been made simultaneously.

Unless investors indicate that orders are to be combined and provide all other requested information, we cannot be held responsible for failing to combine orders properly.

Purchases by entities not required to pay U.S. federal income tax may only be combined with purchases by other entities not required to pay U.S. federal income tax for purposes of computing amounts invested if investment decisions are made by the same person. If the investment decisions are made by an independent investment advisor, that investment advisor may not have any direct or indirect beneficial interest in any of the entities not required to pay U.S. federal income tax whose purchases are sought to be combined. You must mark the “Additional Investment” space on the subscription agreement signature page in order for purchases to be combined. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space.

If the subscription agreements for the purchases to be combined are submitted at the same time, then the additional common stock to be credited to you as a result of such combined purchases will be credited on a pro rata basis. If the subscription agreements for the purchases to be combined are not submitted at the same time, then any additional common stock to be credited as a result of the combined purchases will be credited to the last component purchase, unless we are otherwise directed in writing at the time of the submission. However, the additional common stock to be credited to any entities not required to pay U.S. federal income tax whose purchases are combined for purposes of the volume discount will be credited only on a pro rata basis on the amount of the investment of each entity not required to pay U.S. federal income tax on their combined purchases.

California residents should be aware that volume discounts will not be available in connection with the sale of shares made to California residents to the extent such discounts do not comply with the provisions of Rule 260.140.51 adopted pursuant to the California Corporate Securities Law of 1968. Pursuant to this rule, volume discounts can be made available to California residents only in accordance with the following conditions:

•	there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;
•	all purchasers of the shares must be informed of the availability of quantity discounts;
•	the same volume discounts must be allowed to all purchasers of shares which are part of the offering;
•	the minimum amount of shares as to which volume discounts are allowed cannot be less than $10,000;
•	the variance in the price of the shares must result solely from a different range of commissions, and all discounts must be based on a uniform scale of commissions; and
•	no discounts are allowed to any group of purchasers.

Accordingly, volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels based on dollar volume of shares purchased, but no discounts are allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the number of shares purchased.

Electronic Prospectus

An electronic prospectus is available on our Internet Web site, www.lightstonereit.com. We will not make shares available for sale on this Internet Web site. An investor can only purchase our shares through his, her or its broker-dealer who has entered into a soliciting dealers agreement with ICON Securities. Other than the prospectus in electronic format, the information on our Internet Web site is not part of this prospectus.

Indemnification

We have agreed to indemnify the dealer manager and the soliciting dealers against certain liabilities arising under the Securities Act of 1933, as amended, against any and all loss, liability, claim, damage and expense caused by any untrue statement or alleged untrue statement of a material fact contained in this prospectus (or any amendment or supplement thereto), or the omission or alleged omission of a material fact required to be stated or necessary to make the statements in this prospectus not misleading, subject to certain exceptions. We may advance expenses to any indemnified party for legal and other expenses and costs incurred as a result of any legal action for which indemnification is sought, subject to the satisfaction of certain conditions. We are not required to indemnify our dealer manager for violations of the federal or state securities laws unless our dealer manager is found successful on the merits, the claims against our dealer manager are dismissed with prejudice or a court approves a settlement of the claims and, in each case, the court approves indemnification of the litigation costs.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The Securities and Exchange Commission allows us to “incorporate by reference” in this prospectus certain information we file with the Securities and Exchange Commission, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be an integral part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering:

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the Commission on May 13, 2011;
•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the Commission on August 15, 2011;
•	our Current Report on Form 8-K filed with the Commission on May 13, 2011;
•	our Current Report on Form 8-K/A filed with the Commission on June 6, 2011;
•	our Current Report on Form 8-K filed with the Commission on July 13, 2011 (solely with respect to Items 1.01 and 1.02);
•	our Current Report on Form 8-K filed with the Commission on August 12, 2011; and
•	our Definitive Proxy Statement in respect of our 2011 Annual Meeting of Stockholders filed with the Commission on July 18, 2011.

EXPERTS

Mayer Hoffman McCann P.C., independent registered public accounting firm, has audited the balance sheets of WPH Boston, LLC as of December 31, 2010 and 2009, and the related statements of operations, changes in members’ deficit and cash flows for the years then ended, included in our Current Report on Form 8-K/A, and incorporated by reference herein. We have incorporated by reference herein such financial statements in reliance on Mayer Hoffman McCann P.C.’s report, given on their authority as experts in auditing and accounting in giving such reports.

The consolidated financial statements of Lightstone Value Plus Real Estate Investment Trust II, Inc. and Subsidiaries as of December 31, 2010, and for the year then ended included in this prospectus have been audited by EisnerAmper LLP (“EisnerAmper”), independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

On August 16, 2010, we were notified that Amper, Politziner and Mattia, LLP (“Amper”) had combined its practice with that of Eisner LLP and the name of the combined practice operates under the name EisnerAmper.

The consolidated financial statements of Lightstone Value Plus Real Estate Investment Trust II, Inc. and Subsidiaries as of December 31, 2009, and for the year ended December 31, 2009 and the period from April 28, 2008 (date of inception) through December 31, 2008 included in this prospectus have been audited by Amper, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing

The financial statements of Citrus Suites, LLC DBA “TownePlace Suites by Marriott — Metairie, LA” as of December 31, 2010 and January 1, 2010, and for the years ended December 31, 2010 and January 1, 2010 included in this prospectus have been audited by EisnerAmper LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Brownmill LLC as of December 31, 2010, and for the period from April 1, 2010 through December 31, 2010 included in this prospectus have been audited by EisnerAmper LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.